Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

December 08, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:    Registrant:       Lincoln Variable Insurance Products Trust (“Trust”)

           File Nos.:          File Nos. 033-70742 and 811-08090

           Funds:              Lincoln Hedged Nasdaq-100 Fund 2 (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on November 29, 2023, to the Registrant’s registration statement filed on Form 485APOS on October 16, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)

As applicable, make conforming changes to the Fund’s disclosure to align with those addressed in your November 17, 2023, comment response letter for the Lincoln Hedged S&P 500 Fund 2 and Lincoln Hedged S&P 500 Conservative Fund 2.

a)	The requested revisions have been made.

2)	Please update the series and class ID for the Fund in EDGAR to reflect the new fund name.

a)	The Registrant confirms that the Fund’s series and class information will be updated in EDGAR upon effectiveness of the changes, specifically at the end of the Fund’s current outcome period.

3)	Consider adding “for each FLEX Options tranche” in the second paragraph of the Investment Strategies section under the FLEX Options Portfolio heading.

a)	The requested revision has been made. This paragraph has been revised as follows:

This gain potential for each FLEX Options tranche is subject to a Cap, a maximum investment return level, which is the strike price of the sold out-of-the-money calls in that tranche.

4)	Consider including disclosure that clearly states the Fund does not track the index.

The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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